UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

24 April 2020
Pearson plc
(the "Company")

Results of Annual General Meeting 2020

Pearson plc held its annual general meeting at 12 noon today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 23 March 2020 were proposed and approved on a poll.

The table below shows the results of the poll for each resolution.  The Company's issued share capital on 24 April 2020 was 752,404,738 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 82%.

	Resolution	For and Discretionary	% votes cast For and Discretionary	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted	Withheld/Abstentions*
1	To receive the 2019 report and accounts	613,062,562	99.98	119,794	0.02	613,182,356	81.50%	3,604,279
2	To declare a final dividend	614,744,759	99.68	1,986,384	0.32	616,731,143	81.97%	55,493
3	To elect Sherry Coutu	616,402,652	99.95	294,726	0.05	616,697,378	81.96%	89,258
4	To elect Sally Johnson	616,017,342	99.89	697,357	0.11	616,714,699	81.97%	71,937
5	To elect Graeme Pitkethly	616,389,949	99.95	301,467	0.05	616,691,416	81.96%	95,220
6	To re-elect Elizabeth Corley	611,247,018	99.12	5,444,216	0.88	616,691,234	81.96%	95,401
7	To re-elect Vivienne Cox	614,532,039	99.65	2,165,903	0.35	616,697,942	81.96%	88,694
8	To re-elect John Fallon	615,926,446	99.87	773,231	0.13	616,699,677	81.96%	86,959
9	To re-elect Linda Lorimer	613,073,943	99.93	402,606	0.07	613,476,549	81.54%	3,310,087
10	To re-elect Michael Lynton	414,322,932	67.50	199,461,601	32.50	613,784,533	81.58%	3,002,102
11	To re-elect Tim Score	604,622,768	98.04	12,064,814	1.96	616,687,582	81.96%	99,054
12	To re-elect Sidney Taurel	614,284,795	99.61	2,417,903	0.39	616,702,698	81.96%	83,938
13	To re-elect Lincoln Wallen	616,313,694	99.94	384,052	0.06	616,697,746	81.96%	88,890
14	To approve the remuneration policy	586,460,258	95.12	30,106,736	4.88	616,566,994	81.95%	219,641
15	To approve the annual remuneration report	609,604,858	99.37	3,871,076	0.63	613,475,934	81.54%	3,310,701
16	To approve the Long-Term Incentive Plan	611,144,655	99.11	5,491,480	0.89	616,636,135	81.96%	150,501
17	To re-appoint the auditors	601,037,887	97.48	15,567,753	2.52	616,605,640	81.95%	180,995
18	To determine the remuneration of the auditors	616,376,500	99.96	222,831	0.04	616,599,331	81.95%	187,305
19	To authorise the company to allot ordinary shares	515,694,895	83.84	99,413,010	16.16	615,107,905	81.75%	1,678,731
20	To waive the pre-emption rights	532,709,014	86.37	84,037,647	13.63	616,746,661	81.97%	39,975
21	To waive the pre-emption rights - additional percentage	526,719,205	85.40	90,028,071	14.60	616,747,276	81.97%	39,359
22	To authorise the company to purchase its own shares	612,033,207	99.23	4,732,710	0.77	616,765,917	81.97%	20,718
23	To approve the holding of general meetings on 14 clear days' notice	594,997,877	96.48	21,720,625	3.52	616,718,502	81.97%	68,134

* Votes withheld are not legal votes.

We acknowledge the result of the vote on the re-election of Michael Lynton (Resolution 10), which saw 67.5% of votes validly cast by shareholders in favour of Mr Lynton's re-election.

As noted in our 2019 Annual Report, Mr Lynton informed the Chair, Sidney Taurel, early in 2020 that two of the companies in which he holds non-executive positions intended to list during the course of the year. Mindful of Pearson's own internal guidance, and shareholder sentiment in relation to directors' commitments, Mr Lynton and the Chair have agreed to review his situation over the course of 2020. Mr Lynton has agreed that he will not stand for re-election to the Pearson Board at the 2021 AGM should his circumstances remain unchanged. It should be noted that Mr Lynton has demonstrated a full attendance record at the Pearson Board, and at the Committees on which he serves, since his appointment in 2018.

We would be happy to engage further with shareholders in respect of this matter during the course of the year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 24 April 2020
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary